BRF S.A.
Publicly Held Company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) informs its shareholders and the market that it will make a Public Request for Proxy, pursuant to articles 50 and subsequent of the Brazilian Securities and Exchange Commission (CVM) Resolution No. 81/2022, for voting at the Ordinary and Extraordinary General Shareholders Meeting (“OEGM”) to be held on April 12, 2023, at 11:00 a.m., exclusively under digital format, according to instructions to be disclosed by the Company in due course.

The Public Request for Proxy will cover all matters covered at the agenda of the OEGM, as disclosed in the corresponding Call Notice. The proxies must be sent to the Company, exclusively in electronic format, for the e-mail acoes@brf.com, between March 08, 2023 and April 10, 2023.

Further information necessary for the delivery of the proxies will be made available by the Company, as from the date of the disclosing of the Call Notice for the OEGM, at its Investor Relations website (http://ri.brf-global.com), in the Corporate Governance section, as well as at the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br), the Brazilian Stock Exchange - B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the US SEC – Securities and Exchange Commission (www.sec.gov).

The Public Request for Proxy is an additional alternative provided by the Company to those shareholders who wish to exercise their voting right at the OEGM and cannot attend, personally or by means of attorneys-in-fact, on the date it will be held.

In addition to sending the proxies, which are the object of the Public Request, the shareholders will also be able to vote at the OEGM by means of a Distance Voting Form, as set forth in article 26 and following articles of CVM Resolution No. 81/2022, with due observation to the instructions to be disclosed by the Company in the Shareholders’ Manual for Participation at the OEGM.

São Paulo, February 17, 2023

Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer